SenesTech, Inc.
23460 N 19th Avenue, Suite 110

Phoenix, Arizona 85027

March 29, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	SenesTech, Inc. Registration Statement on Form S-3 (the “Registration Statement”)

Filed as of November 19, 2021
File No. 333-261227

Dear Mr. Howes:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, SenesTech, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 5:00 p.m., Eastern time, on Thursday, March 31, 2022, or as soon as practicable thereafter.

The Company acknowledges that:

(1)       should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)       the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Thomas C. Chesterman at the address first set forth above.

Very truly yours,

SENESTECH, INC.

By:	/s/ Thomas C. Chesterman
Name: Title:	Thomas C. Chesterman Chief Financial Officer